NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on December 26, 2023, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on December 14, 2023 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment. The merger between Arlington Asset Investment Corp. and Ellington Financial Inc. became effective before market open on December 14, 2023. Each share of Arlington Asset Investment Corp. Common Stock was exchanged for 0.3619 shares of Ellington Financial Inc. and 0.09 USD in cash. Each share of Arlington Asset Investment Corp. 7.00% Series B Preferred Stock was exchanged for one share of Ellington Financial Inc. 7.00% Series D Preferred Stock. Each share of Arlington Asset Investment Corp. 8.250% Series C Preferred Stock was exchanged for one share of Ellington Financial Inc. 8.250% Series E Preferred Stock. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on December 14, 2023.